UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

JONES SODA CO.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

48023P106
(CUSIP Number)

Heavenly RX Ltd. Attn: Mike Beedles; Steve Avalon 1112 North Flagler Drive Fort Lauderdale, FL 33304 Telephone: 212-729-9208	Richard Raymer Dorsey & Whitney LLP TD Canada Trust Tower, Brookfield Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada Telephone: (416) 367-7370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 11, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Heavenly RX Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,000,000

	8	SHARED VOTING POWER
 33,852,879*
* Calculated based on information as of March 14, 2019, as reported in Jones Soda Co.'s (the "Issuer's") Definitive Proxy Statement filed with the Securities and Exchange Commission on May 26, 2019.

	9	SOLE DISPOSITIVE POWER
30,000,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,852,879

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 46.88%*
*  Calculated based on 42,210,985 shares of common stock of Issuer outstanding as of May 1, 2019, as reported in the Issuer’s Quarterly Report on 10-Q filed with the Securities and Exchange Commission on May 13, 2019, plus 15,000,000 shares of common stock issued to the Reporting Person on July 11, 2019, plus 15,000,000 shares of common stock underlying a warrant issued to the Reporting Person on July 11, 2019 (which shares are beneficially owned by the Reporting Person pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP NO. 48023P106

Item 1. Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value (“Common Stock”), of Jones Soda Co., a Washington corporation (the “Issuer”).  The Issuer’s principal office is located at 66 South Hanford Street, Suite 150, Seattle, WA 98134.
Item 2. Identity and Background.
This Schedule 13D is filed by Heavenly Rx Ltd., a British Columbia corporation (the “Reporting Person”).  The Reporting Person’s principal office is located at 1112 North Flagler Drive, Fort Lauderdale, FL 33304. The Reporting Person’s principal business is to act as a hemp portfolio company.
Certain information regarding the executive officers and directors of the Reporting Person is set forth below.
Name	Position	Principal Occupation	Business Address	Citizenship
Paul Norman	Chief Executive Officer and Director	Chief Executive Officer and Director of the Registrant	1112 North Flagler Dr. Fort Lauderdale, FL 33304	United States
Mike Beedles	Chief Operating Officer and Chief Technology Officer	Chief Operating Officer and Chief Technology Officer of the Registrant	1112 North Flagler Dr. Fort Lauderdale, FL 33304	United States
William Wolz	Chief Financial Officer	Chief Financial Officer of the Registrant	1112 North Flagler Dr. Fort Lauderdale, FL 33304	United States
Bradley Morris	Director	Director of the Registrant	100 King Street West, Suite 5600 Toronto, ON, Canada M5X 1C9	Canada
Peter Liabotis	Director	Chief Financial Officer of SOL Global Investments Corp.	100 King Street West, Suite 5600 Toronto, ON, Canada M5X 1C9	Canada
Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the executive officers or directors listed above, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the executive officers or directors listed above, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
As a result of the negotiation and consummation of the purchase and sale of the Shares and the Warrant (as such terms are defined under Item 4 below), the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Person and SOL Global Investments Corp. (“SOL”).  Separately, as a result of the entry into the IRA (as defined below under Item 4), the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and Jennifer Cue, Eric Chastain and Michael Fleming (the “Shareholders,” and together with SOL, the “Separately Filing Group Members”).  The Reporting Person understands that the Separately Filing Group Members will file a statement on Schedule 13D addressing their status as a member of a “group” with the Reporting Person.
Schedule A attached hereto sets forth certain information regarding the Separately Filing Group Members as required by Item 2 of Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
The purchase price for the Shares and the Warrant was paid in cash from proceeds of a private placement of securities of the Reporting Person.

Item 4. Purpose of Transaction.
Purchase of Shares and Warrant
On July 11, 2019, the Reporting Person entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer, pursuant to which the Reporting Person purchased 15,000,000 shares of the Issuer’s Common Stock (the “Shares”) and a warrant to purchase up to an additional 15,000,000 shares of the Issuer’s Common Stock (the “Warrant”).  The aggregate purchase price for the Shares and the Warrant was $9,000,000 in cash, which was paid to the Issuer at the closing of the purchase and sale on July 11, 2019 (the “Closing”).
The Warrant is immediately exercisable, has a term of one-year following Closing, and provides the Reporting Person with the right to purchase up to 15,000,000 shares of Common Stock (the “Warrant Shares”) at an exercise price of $0.78 per share, subject to adjustments in the event of certain stock splits, stock dividends or distributions, reorganizations, reclassifications or other similar events.  The Warrant shall be automatically exercised upon the occurrence of the following:
(i)
If the Issuer’s closing share price as reported on the OTCQB Marketplace, or its then primary trading market, is equal to or greater than $1.78 for at least five (5) consecutive trading days the Warrant shall be automatically exercised with respect to 25% of the total number of the Warrant Shares;

(ii)
If the Issuer’s closing share price as reported on the OTCQB Marketplace, or its then primary trading market, is equal to or greater than $2.12 for at least five (5) consecutive trading days, the Warrant shall be automatically exercised with respect to an additional 25% of the total number of the Warrant Shares;

(iii)
If the Issuer’s closing share price as reported on the OTCQB Marketplace, or its then primary trading market, is equal to or greater than $2.36 for at least five (5) consecutive trading days, the Warrant shall be automatically exercised with respect to an additional 25% of the total number of the Warrant Shares; and

(iv)
If the Issuer’s closing share price as reported on the OTCQB Marketplace, or its then primary trading market, is equal to or greater than $2.60 for at least five (5) consecutive trading days, the Warrant shall be automatically exercised with respect to the remaining 25% of the total number of the Warrant Shares.

If the Reporting Person fails to pay the exercise price upon the automatic exercise of the Warrant, then the Warrant shall thereafter terminate in its entirety.
Investor Rights Agreement
On July 11, 2019, in connection with the Purchase Agreement, the Reporting Person, the Issuer and the Shareholders entered into an Investor Rights Agreement (the “IRA”).  Pursuant to the IRA, the Issuer and the Shareholders agreed to cause the Issuer’s board of directors (the “Board”) to be set at seven directors.  The Reporting Person has the right to designate two members of the Board (the “Investor Designees”), and the Shareholders have agreed to vote their shares of Common Stock in favor of the election of the Investor Designees.  For so long as any Investor Designees serve on the Board, the Issuer must obtain the approval of the Board, including all of the Investor Designees, before taking certain actions, such as amending the Issuer’s charter documents, offering to sell any new securities, creating any debt security, approving a change of control, changing the strategy or principal lines of business of the Issuer, liquidating or dissolving the Issuer or agreeing to make expenditures in excess of $1,000,000.  In addition, in the event that the Issuer proposes to offer any new securities (subject to certain standard exceptions), the Reporting Person has a right of first offer to purchase such securities. Under the IRA, the Reporting Person and the Shareholders have agreed for a period of one year following the closing of the transaction that they will not sell or otherwise transfer any shares of Common Stock or other securities of the Issuer, subject to certain standard exceptions.  In addition, pursuant to the IRA, the Issuer has granted the Reporting Person certain demand registration rights (after the expiration of the lock-up described in the preceding sentence) and piggyback registration rights with respect to the Shares and the Warrant Shares.
Standstill Agreements
In connection with the Purchase Agreement, the Reporting Person and SOL entered into separate Standstill Agreements.  Under the Standstill Agreements, the Reporting Person and SOL, on behalf of themselves and each of their respective affiliates, agreed to not acquire, on the open market or otherwise, any loans, debt securities, equity securities, or assets of the Issuer or any of its subsidiaries, or rights or options to acquire interests in any of the Issuer’s loans, debt securities, equity securities, or assets, except for the purchase of the Shares and the Warrant pursuant to the Purchase Agreement, the purchase of the Warrant Shares pursuant to the exercise of the Warrant, or as otherwise provided below.  The Reporting Person and SOL also agreed, on behalf of themselves and each of their respective affiliates, to not make any proposal or offer to acquire the Issuer through any business combination, merger, tender offer, exchange offer, or similar transaction, acquire any of the Issuer’s securities or seek representation on the Board (other than the Investor Designees). Notwithstanding the foregoing, as an exception to the restrictions described above, the Reporting Person shall be permitted to acquire in the open market, from time to time, up to such additional number of shares of Common Stock equal to 50% of the Warrant Shares that have been purchased upon exercise of the Warrant as of such time, and SOL shall be permitted to acquire in the open market, from time to time, up to such additional number of shares of Common Stock such that the SOL’s aggregate ownership of Common Stock equals (but does not exceed) 9.99% of the Issuer’s outstanding Common Stock as of such time (on an outstanding basis and not on a fully diluted basis); and the Reporting Person shall be permitted (as an exception to the restrictions described above) to exercise all of its rights, including its right of first offer, pursuant to the IRA, in full and without restriction.  The restrictions set forth in the Standstill Agreements shall terminate and be of no further force or effect on the earlier to occur of (i) July 11, 2021 and (ii) the date on which the Warrant is exercised in full.
Item 5. Interest in Securities of the Issuer.
(a)
The Reporting Person may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act) 33,852,879 shares of Common Stock, representing 46.88% of the outstanding Common Stock.  Such percentage ownership is based on (i) 42,210,985 shares of Common Stock outstanding as of May 1, 2019, as reported in the Issuer’s Quarterly Report on 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2019, (ii) 15,000,000 shares of Common Stock issued to the Reporting Person on July 11, 2019 and (iii) 15,000,000 shares of Common Stock underlying the Warrant issued to the Reporting Person on July 11, 2019.  (The 33,852,879 shares of Common Stock that the Reporting Person may be deemed to beneficially own include shared beneficial ownership of 3,852,879 shares of Common Stock beneficially owned by the Shareholders, as further described below.)

To the knowledge of the Reporting Person, SOL beneficially owns 4,892,936 shares of Common Stock.
To the knowledge of the Reporting Person, the Shareholders beneficially own, collectively, 3,852,879 shares of Common Stock.  As a result of entering into the IRA with the Shareholders, the Reporting Person may be deemed to share beneficial ownership of all 3,852,879 shares of Common Stock.
Notwithstanding anything to the contrary in this Schedule 13D, the Reporting Person disclaims any beneficial ownership of the shares of Common Stock owned by SOL or the Shareholders.  Nothing contained in this Schedule 13D shall be deemed to be an admission by the Reporting Person as to the beneficial ownership of the shares of Common Stock owned by SOL or the Shareholders.
(b)	The Reporting Person has the sole power to vote and the sole power to dispose of 30,000,000 of the shares of Common Stock that the Reporting Person may be deemed to beneficially own.
To the knowledge of the Reporting Person, SOL has the sole power to vote and the sole power to dispose of all 4,892,936 of the shares of Common Stock that SOL beneficially owns.
To the knowledge of the Reporting Person, the Shareholders have (i) the sole power to vote none of the 3,852,879 of the shares of Common Stock that the Shareholders beneficially own and (ii) the sole power to dispose of all 3,852,879 of the shares of Common Stock that the Shareholders beneficially own.
(c)	Except as described in this Schedule 13D, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.
To the knowledge of the Reporting Person, SOL has not effected any transaction in the Common Stock during the past 60 days, other than open market purchases by SOL that the Reporting Person understands will be disclosed in an Amendment No. 2 to Schedule 13D to be filed by SOL with the SEC.
To the knowledge of the Reporting Person, no Shareholder has effected in any transaction in the Common Stock during the past 60 days, other than the entry into the IRA.
(d)	Not applicable.
(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The disclosure under Item 4 with respect to the Purchase Agreement, the Warrant, the IRA and the Standstill Agreements is incorporated by reference into this Item 6.
Item 7. Materials to be Filed as Exhibits.
Exhibit No.   Description
1.
Securities Purchase Agreement, dated as of July 11, 2019, between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 12, 2019)

2.
Warrant, dated as of July 11, 2019, between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 12, 2019)

3.
Investor Rights Agreement, dated as of July 11, 2019, among the Reporting Person, the Issuer and the shareholders of the Issuer party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 12, 2019)

4.
Standstill Agreement, dated as of July 11, 2019, between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 12, 2019)

5.
Standstill Agreement, dated as of July 11, 2019, between SOL Global Investments Corp. and the Issuer (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 12, 2019)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and believe, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 18, 2019	HEAVENLY RX LTD.

	By:	/s/ Peter Liabotis
Name: Peter Liabotis Title: Director

SCHEDULE A
Separately Filing Group Members
The information contained in this Schedule A is based solely on the Issuer's Definitive Proxy Statement filed with the SEC on May 26, 2019.
Principal Office and Principal Business or Principal Occupation
The principal office of each Separately Filing Group Member is as follows:
SOL Global Investments Corp.
100 King Street West, Suite 5600
Toronto, ON, Canada M5X 1C9
Jennifer Cue
66 S Hanford St., Suite 150
Seattle, WA 98134
Eric Chastain
66 S Hanford St., Suite 150
Seattle, WA 98134
Michael Fleming
66 S Hanford St., Suite 150
Seattle, WA 98134
The principal business or occupation, as applicable, of each Separately Filing Group Member is as follows:
SOL is an international investment company.
Jennifer Cue is the Chief Executive Officer and a director of the Issuer.
Eric Chastain is the Chief Operating Officer and Corporate Secretary of the Issuer.
Michael Fleming is an attorney at Ryan, Swanson & Cleveland, PLLC and chairman of the board of directors of the Issuer.
Executive Officers and Directors
Certain information regarding the executive officers and directors of SOL is set forth below.
SOL Global Investments Corp.
Name	Position	Principal Occupation	Business Address	Citizenship
Brady Cobb	Chief Executive Officer and Director	Chief Executive Officer and Director of SOL	100 King Street West, Suite 5600 Toronto, ON, Canada M5X 1C9	United States

SOL Global Investments Corp.
Name	Position	Principal Occupation	Business Address	Citizenship
Peter Liabotis	Chief Financial Officer	Chief Financial Officer of SOL	100 King Street West, Suite 5600 Toronto, ON, Canada M5X 1C9	Canada
Andrew DeFrancesco	Chief Investment Officer and Director	Chief Investment Officer and Director of SOL	100 King Street West, Suite 5600 Toronto, ON, Canada M5X 1C9	Canada
Michael Barnes	Chief Medical Officer	Chief Medical Officer of SOL	100 King Street West, Suite 5600 Toronto, ON, Canada M5X 1C9	United Kingdom
Maghsoud Dariani	Chief Science Officer	Chief Science Officer of SOL	100 King Street West, Suite 5600 Toronto, ON, Canada M5X 1C9	United States
Roger Rai	Director	Managing Director of E.S. Rogers Enterprises and President of R3 Concepts, Inc.	100 King Street West, Suite 5600 Toronto, ON, Canada M5X 1C9	Canada
Robert Reid	Director	Co-Founder of Prohibition Partners and Partner at European Cannabis Holdings	100 King Street West, Suite 5600 Toronto, ON, Canada M5X 1C9	Ireland